Exhibit 8.1

Principal Subsidiaries of the Registrant

Principal Subsidiaries	Place of Incorporation
Kang Fu International Medical Co., Limited	Hong Kong

Yangzhou Huada Medical Device Co., Ltd.	P.R. C.

Jiangsu Yada Technology Group Co., Ltd.	P.R.C.

Jiangsu Huadong Medical Device Industrial Co., Ltd. (“JH”)	P.R.C.

Hainan Ruiying Technology Co., Ltd. (51% owned by JH)	P.R.C.

Meihua Future Manufacturing Limited	New York, U.S.